UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 16 May 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	16th May 2011

AIB - the proposed sale of a 49.99% interest in Bulgarian-American Credit Bank AD to CSIF AD

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] today announces that it has signed an agreement to sell its 49.99% shareholding in Bulgarian-American Credit Bank AD ("BACB") to CSIF AD ("CSIF") for an undisclosed amount. Completion of the transaction is conditional upon CSIF obtaining Bulgarian regulatory approvals and the transaction will have no material impact on AIB's capital position.

BACB is a publicly listed bank based in Sofia, Bulgaria, focused on small to medium sized enterprises. As at 31 December 2010, BACB reported consolidated total assets of €375.9 million and shareholders' equity of €96.6 million.

- ENDS -

For further information, please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 16 May 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.